

PRINCIPAL OFFICER CERTIFICATION

Caribbean Water Technologies Inc.

Fiscal Year Ended December 31, 2024

I, Nimon Bondurant, President of Caribbean Water Technologies Inc., certify that the attached financial statements of Caribbean Water Technologies Inc. for the fiscal year ended December 31, 2024, are true and complete in all material respects.

This certification is provided in connection with the Company's Form C-AR annual report filing.

Date: 5/06/2026

Signature:

Name: Nimon Bondurant

Title: President

Company Contact

Nimon Bondurant
President
Caribbean Water Technologies Inc.
470.385.7188
www.cwtvi.com